
Mail Stop 3030

February 24, 2010

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re:** **mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 7, 2009**
> **Form's 10-Q for the period ended September 30, 2009 and**
> **December 31, 2009**
> **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your letters dated January 8, 2010, January 29, 2010 and February 9, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. In some of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 8A, page 58

Assessment of Internal Controls, page 58

1. Refer to our prior comment 1 and please note that we will complete our review of your revised disclosures when you file your amendments.

Consolidated Financial Statements, page 73

Note 8. Stockholders' Equity, page 93

Other Equity, page 97

2. Refer to prior comments 3 and 4. We note the conclusions communicated by the Commission's staff, including staff members from the Office of the Chief Accountant as well as staff members of the Division of Corporation Finance's Office of the Chief Accountant, to the company's representatives during a February 23, 2010 conference call, indicating that your financial statements contain an error because your accounting for certain non-employee warrants does not comply with the guidance in EITF 00-19 and SFAS 133 – i.e., you did not record these non-employee warrants as liabilities and you did not reflect the changes in the fair value of the liabilities in your financial statements. Please revise your financial statements to correctly account for these warrants. If you intend to provide us with your analysis of your conclusion on the materiality of the errors, please do so within five days of this letter.

3. In this regard, please also comply fully with your filing requirements under Item 4.02 of Form 8-K.

Exhibits, page 70

4. We note your response to comment 5; however, please note that:

    •   Contrary to your response, your exhibit index does not indicate that you will re-file exhibit 10.18 in its entirety. Also, the document you included with your response letter that you appear to intend to file as exhibit 10.18 does not include all of the terms from the previous version of the document that you filed; please tell us the reason for the differences.
    •   The filings that you reference in the description to exhibits 10.21 and 10.22, do not appear on Edgar.
    •   Form 10-K filed September 30, 2008 does not include exhibits 10.40, 10.41, 10.43, and 10.44 as you indicate in the proposed index.

- You state that you have deleted "all contracts that have either not been entered into in the past 2 years and are no longer being performed." Please clarify whether you mean all contracts that have *both* not been entered into in the past 2 years and are no longer being performed. For example, it is unclear why exhibit 10.12(b), which is not listed in your proposed exhibit index, was deleted.
- Form 8-K filed December 8, 2008 does not contain exhibit 10.50 as you indicate in your proposed exhibit index.
- Portions of exhibits 10.51 and 10.56 are omitted but the description of the exhibits is not accordingly marked. Refer to section II.D.5. of Staff Legal Bulletin No. 1 (February 28, 1997).

  We therefore reissue the last sentence of prior comment 5 which asked you to carefully review your entire exhibit index for accuracy.

5. Refer to the requirements of Regulation S-K Item 601(b)(3) cited in comment 4 of our December 23, 2009 letter to you regarding your proxy material. Please ensure that your amended Form 10-K complies with the requirement that you file a complete copy of your charter, including your certificate of incorporation as amended to date, without requiring investors to piece together documents from several filings to obtain your complete certificate of incorporation.

Form 10-Q for the quarter ended September 30, 2009

Item 4. Controls and Procedures, page 26

Management's Report on Internal Control over Financial Reporting, page 26

6. Your response to our prior comment 6 is incomplete. We see from your proposed disclosure that "Management concluded that the Company did maintain an effective level of internal control over financial reporting as of September 30, 2009". As we discussed in our prior comment, note that unlike Item 307 of Regulation S-K which requires management to perform a quarterly evaluation of disclosure controls and procedures and disclose its conclusion on the effectiveness of disclosure controls and procedures at the end of each quarter, Item 308 of Regulation S-K only requires that management performs an assessment and conclude on the effectiveness of internal control over financial reporting as of the end of each fiscal year. As previously requested:

- Please <u>confirm in writing</u> that management did in fact perform an assessment of your internal control over financial reporting as of September 30, 2009. If so, in addition to providing the requested written confirmation, please revise your management's report on internal control over financial reporting to include all components outlined in Item 308(T)(a) of Regulation S-K, including a statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting.

- If your management did not perform an assessment of internal control over financial reporting at September 30, 2009, please amend the filing to delete this report (including management <u>conclusions</u> on your internal control over financial reporting as of September 30, 2009).

As appropriate, please respond to these comments and file the amendments within 10 business days or tell us when you will do so. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have any questions regarding the accounting comments and Gabriel Eckstein at (202) 551-3286 if you have questions regarding any other comments. In addition, do not hesitate to contact me at (202) 551-3671.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant